UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

    [ X ]    MERGER

    [   ]    LIQUIDATION

    [   ]    ABANDONMENT OF REGISTRATION
             (Note: Abandonments of Registration answer ONLY questions 1 through
             15, 24 and 25 of this form and complete verification at the end of the form.)

    [   ]    Election of status as a BUSINESS DEVELOPMENT COMPANY
             (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund: CrestFunds, Inc.

3.  Securities and Exchange Commission File No.: 811-04620

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-8?

    [X ]     Initial Application                [   ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    300 East Lombard Street, Baltimore, Maryland 21202

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6.  Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                            W. John McGuire
                      Morgan, Lewis & Bockius LLP
                          1800 M Street, N.W.
                        Washington, D.C. 20036
                            (202) 467-7654

7.  Name,  address and telephone  number of individual  or  entity   responsible
    for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

    NOTE:  ONCE  DEREGISTERED  A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE
    THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

    SunTrust Bank (formerly Crestar Bank)
    919 East Main Street
    Richmond, Virginia 23219
    (800) 273-7827

    Trusco Capital Management, Inc. (formerly Crestar Asset Management Company) 919 East Main Street
    Richmond, Virginia 23219
    (800) 273-7827

    SEI Investments Mutual Funds Services (formerly SEI Fund Resources) One Freedom Valley Drive
    Oaks, PA 19456
    (610) 676-2813

8.  Classification of fund (check only one):

    [ X ]    Management company;

    [   ]    Unit investment trust; or

    [   ]    Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [ X ]    Open-end [   ]    Closed-end

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10. State law under which the fund  was  organized  or  formed (E.G.,  Delaware,
    Massachusetts):

    Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    Crestar Asset Management Company (formerly Capitoline Investment Services, Incorporated)
    919 East Main Street
    Richmond, VA 23219

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    Fidelity Distributors Corporation
    82 Devonshire Street
    Boston, MA 02109

    SEI Financial Services Company
    One Freedom Valley Drive
    Oaks, PA  19456

    SEI Investments Distribution Co.
    One Freedom Valley Drive
    Oaks, PA  19456

13. If the fund is a unit investment trust ("UIT") provide:

                      N/A

    (a)      Depositor's name(s) and address(es):

    (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

    [   ]    Yes      [ X ]    No

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    If Yes, for each UIT state:

                      Name(s):

             File No.:  811-_________

             Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [ X ]    Yes      [   ]   No

             If Yes, state the date on which the board vote took place:

             February 19, 1999

             If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [ X ]    Yes      [   ]   No

             If Yes, state the date on which the shareholder vote took place:

             May 7, 1999

             If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [ X ]    Yes               [   ]   No

    (a) If Yes, list the date(s) on which the fund made those distributions:

             May 17, 1999 and May 24, 1999

    (b)      Were the distributions made on the basis of net assets?

             [ X ]    Yes              [   ]    No

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    (c)      Were the distributions made PRO RATA based on share ownership?

             [ X ]    Yes              [   ]    No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e)      LIQUIDATIONS ONLY:
             Were any distributions to shareholders made in kind?

             [   ]    Yes              [   ]    No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. CLOSED-END FUNDS ONLY:
    Has the fund issued senior securities?

    [   ]    Yes               [   ]   No

    If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

    [ X ]    Yes               [   ]   No

    If No,

    (a) How many shareholders does the fund have as of the date this form is filed?

    (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [   ]    Yes               [ X ]   No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

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III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

     [   ]    Yes               [ X ]   No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)      Why has the fund retained the remaining assets?

     (c)      Will the remaining assets be invested in securities?

              [   ]    Yes              [   ]    No

21.  Does  the  fund  have  any   outstanding  debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [   ]    Yes               [ X ]   No

     If Yes,

     (a)      Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)      List the  expenses  incurred  in connection  with  the  Merger  or
              Liquidation:

                 (i)  Legal expenses:           $336,596*

                (ii)  Accounting expenses:      $  9,500

---------------------------
*This amount includes $6,681 of legal expenses related to the filing of this
 Form N-8F.
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               (iii)  Other expenses (list and identify separately):

                        Special Board Meetings            $  8,000
                        Printing Costs                    $ 81,018
                        Shareholder Communication         $145,158
                                                          --------

                (iv)  Total expenses
                        (sum of lines (i)-(iii) above):   $580,272

     (b)      How were those expenses allocated?

              Expenses related to the reorganization incurred by the fund were allocated PRO RATA among the series of the fund, and the amounts so allocated were allocated to each class of each series of the fund, as determined by the Board of Directors of the fund. Notwithstanding the foregoing, each series of the fund surviving the merger (the "Acquiring Funds") paid: (a) expenses incurred in connection with the entering into and the carrying out of the provisions of the reorganization agreement; (b) registration or qualification fees and expenses of preparing and filing such forms as were necessary under applicable state securities laws to qualify Acquiring Funds' shares to be issued in connection therewith in each state in which the fund's shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; and (c) their own federal and state registration fees.

     (c)      Who paid those expenses?

              Reorganization expenses were paid by those funds listed above to which such expenses were allocated, in proportion to those allocations.

     (d)      How did the fund pay for unamortized expenses (if any)?

                                 N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ X ]    Yes      [   ]     No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     Investment Company Act Release Nos. 23809 (Apr. 23, 1999) (notice) and 23839 (May 14, 1999) (order)

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V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [   ]    Yes      [ X ]    No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [   ]    Yes      [ X ]    No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)      State the name of the fund surviving the Merger:

              STI Classic Funds

     (b) State the Investment Company Act file number of the fund surviving the Merger:

              811-06557

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

              SEC File Number:          333-73239
              Form Type:                N-14
              Filing Date:              March 2, 1999

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                    N/A

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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of CrestFunds, Inc, (ii) he is the Vice President and Assistant Secretary of CrestFunds, Inc, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


         /S/ TODD CIPPERMAN
         ------------------
         Todd Cipperman


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